Mail Stop 3561

December 14, 2007

Mr. Mark A. Schober
Senior Vice President and Chief Financial Officer
ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

      RE: ALLETE, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 16, 2007
              Form 10-Q for Fiscal Quarter Ended June 30, 2007
              Filed July 27, 2007
              File No. 1-3548

Dear Mr. Schober:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Branch Chief